SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)
                               (Amendment No.  )*


                           Laidlaw Global Corporation
--------------------------------------------------------------------------------
                                 Name of Issuer)


                        Common Stock, par value $0.00001
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  507306 10 8
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                           Pacific USA Holdings Corp.
                               Cathryn L. Porter
                       3200 Southwest Freeway, Suite 1220
                               Houston, TX 77037
                                 (713) 871-1516
--------------------------------------------------------------------------------
          Address and Telephone Number of Person Authorized to Receive
                           Notice and Communications)


                                  May 27, 1999
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                   SCHEDULE 13D

======================                                        ==================
CUSIP NO. 507306 10 8                                         Page 2 of 14 Pages
======================                                        ==================


1    Name of Reporting Persons
     S.S. or I.R.S. Identification No.
     of Above Person

     PUSA Investment Company
     IRS Identification No. 79-2255876
________________________________________________________________________________
2    Check the Appropriate Box If a Member                       (a)  [X]
     of a Group                                                  (b)  [_]



________________________________________________________________________________
3    SEC Use Only


________________________________________________________________________________
4    Source of Funds

     WC
________________________________________________________________________________
5    Check Box If Disclosure of Legal
     Proceedings is Required Pursuant                            [_]
     to Items 2(D) or 2(E)

________________________________________________________________________________
6    Citizenship or Place of Organization

     Nevada
________________________________________________________________________________
               7    Sole Voting Power

Number of Shares    0
Beneficially   _________________________________________________________________
Owned          8    Shared Voting Power
by Each
Reporting           8,391,983
Person With    _________________________________________________________________
               9    Sole Dispositive Power

                    0
              _________________________________________________________________
               10   Shared Dispositive Power

                    8,391,983
________________________________________________________________________________
11   Aggregate Amount Beneficially
     Owned by Each Reporting Person

     8,391,983
________________________________________________________________________________
12   Check Box If the Aggregate Amount                           [_]
     in Row (11) Excludes Certain
     Shares



________________________________________________________________________________
13   Percent of Class Represented by
     Amount in Row (11)

     31.13%

________________________________________________________________________________
14   Type of Reporting Person

     CO

________________________________________________________________________________


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7 (INCLUDING EXHIBITS)
                OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No.  507306 10 8                 13D


1    Name of Reporting Persons
     S.S. or I.R.S. Identification No.
     of Above Person

     Pacific USA Holdings Corp.
     IRS Identification No. 75-2255876
________________________________________________________________________________
2    Check the Appropriate Box If a Member                       (a)  [X]
     of a Group                                                  (b)  [_]



________________________________________________________________________________
3    SEC Use Only


________________________________________________________________________________
4    Source of Funds

     WC
________________________________________________________________________________
5    Check Box If Disclosure of Legal
     Proceedings is Required Pursuant                            [_]
     to Items 2(D) or 3(E)

________________________________________________________________________________
6    Citizenship or Place of Organization

     Texas
________________________________________________________________________________
               7    Sole Voting Power

Number of Shares    0
Beneficially   _________________________________________________________________
Owned          8    Shared Voting Power
by Each
Reporting           8,391,983
Person With    _________________________________________________________________
               9    Sole Dispositive Power

                    0
              _________________________________________________________________
               10   Shared Dispositive Power

                    8,391,983
________________________________________________________________________________
11   Aggregate Amount Beneficially
     Owned by Each Reporting Person

     8,391,983
________________________________________________________________________________
12   Check Box If the Aggregate Amount                           [_]
     in Row (11) Excludes Certain
     Shares


________________________________________________________________________________
13   Percent of Class Represented
     Amount in Row (11)

     31.13%
________________________________________________________________________________
14   Type of Reporting Person

     CO

________________________________________________________________________________

CUSIP No.  507306 10 8                 13D


1    Name of Reporting Persons
     S.S. or I.R.S. Identification No.
     of Above Person

     Pacific Electric Wire & Cable Co., Ltd.
     IRS Identification No. -- N/A -- Foreign Corporation
________________________________________________________________________________
2    Check the Appropriate Box If a Member                       (a)  [X]
     of a Group                                                  (b)  [_]



________________________________________________________________________________
3    SEC Use Only


________________________________________________________________________________
4    Source of Funds

     WC
________________________________________________________________________________
5    Check Box If Disclosure of Legal
     Proceedings is Required Pursuant                            [_]
     to Items 2(D) or 2(E)

________________________________________________________________________________
6    Citizenship or Place of Organization

     Taiwan, Republic of China
________________________________________________________________________________
               7    Sole Voting Power

Number of Shares    0
Beneficially   _________________________________________________________________
Owned          8    Shared Voting Power
by Each
Reporting           8,391,983
Person With    _________________________________________________________________
               9    Sole Dispositive Power

                    0
              _________________________________________________________________
               10   Shared Dispositive Power

                    8,391,983
________________________________________________________________________________
11   Aggregate Amount Beneficially
     Owned by Each Reporting Person

     8,391,983
________________________________________________________________________________
12   Check Box If the Aggregate Amount                           [_]
     in Row (11) Excludes Certain
     Shares


________________________________________________________________________________
13   Percent of Class Represented
     Amount in Row (11)

     31.13%
________________________________________________________________________________
14   Type of Reporting Person

     CO

________________________________________________________________________________

     ITEM 1. SECURITY AND ISSUER.

     The class of equity securities to which this statement relates is the common stock, $0.00001 par value per share (the "Common Stock"), of Laidlaw Global Corporation, a Delaware corporation (the "Issuer"). The address of the Issuer is 100 Park Avenue, New York, NY 10017.

     ITEM 2. IDENTITY AND BACKGROUND.

(a) Name: This statement is being filed by PUSA Investment Company, a Nevada corporation ("PUSA"), Pacific Electric USA Holdings Corp., a Texas corporation ("Pacific"), and Pacific Wire & Cable Co., Ltd., a Taiwanese corporation ("Pacific Electric"). PUSA is a wholly owned subsidiary of Pacific. Pacific is a wholly owned subsidiary of Pacific Electric. The executive officers and directors of PUSA, Pacific and Pacific Electric (hereinafter collectively referred to as "Reporting Person") are set forth in Item 2(c) of this Statement. The filing of this Statement shall not be construed as an admission that the Reporting Person, or any executive officer or director is, for the purposes of
Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the beneficial owner of any securities covered by this Statement or that this Statement is required to be filed by such persons.

(b) Business Address: The principal business address of PUSA and Pacific is 2740 North Dallas Parkway, Suite 200, Plano, Texas 75093. The principal business address of Pacific Electric is 4th Floor, 285 Chung Hsiao East Road, Section 4, Taipei, Taiwan, Republic of China. The business address of Reporting Person's respective executive officers and directors are set forth in Item 2(c).

(c) Present Principal Occupation or Employment: PUSA and Pacific are diversified holding companies engaged in the financial services, real estate and technology industries. Pacific Electric is a general business conglomerate founded on the electric cable and wire industry, engaged in manufacturing, telecommunications and technology. The present principal occupation or employment of the respective executive officers and directors of the Reporting Person and the name and address of any corporation or other organizations in which such employment is conducted is as follows:

                                                   Board of Directors of PUSA

------------------   ------------------------------------------------     -----------------------------   --------------------
Name                 Present Principal Business Address                   Principal Occupation            Citizenship
------------------   ------------------------------------------------     -----------------------------   --------------------
Larry D. Horner      c/o Pacific USA Holdings Corp.                       Chairman of the Board of        United States
                     2740 N. Dallas Parkway, Suite 200                    Pacific
                     Plano, Texas 75093
------------------   ------------------------------------------------     -----------------------------   --------------------
Sun Tao-tsun         c/o Pacific Electric Wire & Cable Co., Ltd.          President of Pacific Electric   Taiwan, ROC
                     4th Floor, 285 Chung Hsiao East Road, Section 4,
                     Taipei, Taiwan, Republic of China
------------------   ------------------------------------------------     -----------------------------   --------------------
Bill C. Bradley      c/o Pacific USA Holdings Corp.                       Chief Executive Officer of      United States
                     2740 N. Dallas Parkway, Suite 200                    Pacific
                     Plano, Texas 75093
------------------   ------------------------------------------------     -----------------------------   --------------------

------------------   ------------------------------------------------     -----------------------------   --------------------
Tung Yu-jeh          c/o Pacific Electric Wire & Cable Co., Ltd.          Chairman of the Board of        Taiwan, ROC
                     4th Floor, 285 Chung Hsiao East Road, Section 4,     Pacific Electric
                     Taipei, Taiwan, Republic of China
------------------   ------------------------------------------------     -----------------------------   --------------------
Hu Hung-chiu         c/o Pacific Electric Wire & Cable Co., Ltd.          Vice-Chairman of the            Taiwan, ROC
                     4th Floor, 285 Chung Hsiao East Road, Section 4,     Board of Pacific Resources
                     Taipei, Taiwan, Republic of China                    Corporation
------------------   ------------------------------------------------     -----------------------------   --------------------
Lee Pon-yean         c/o Pacific Electric Wire & Cable Co., Ltd.          Vice President of Pacific       Taiwan, ROC
                     4th Floor, 285 Chung Hsiao East Road, Section 4,     Electric
                     Taipei, Taiwan, Republic of China
------------------   ------------------------------------------------     -----------------------------   --------------------
Michael K. McCraw    c/o Pacific USA Holdings Corp.                       Chief Financial Officer of      United States
                     2740 N. Dallas Parkway, Suite 200                    Pacific
                     Plano, Texas 75093
------------------   ------------------------------------------------     -----------------------------   --------------------


                                             Board of Directors of Pacific
------------------   ------------------------------------------------     -----------------------------   --------------------
Tung Yu-jeh          Pacific Electric Wire & Cable Co., Ltd.              Chairman of the Board of        Taiwan, ROC
                     4th Floor, 285 Chung Hsiao East Road, Section 4,     Pacific Electric
                     Taipei, Taiwan, Republic of China
------------------   ------------------------------------------------     -----------------------------   --------------------
Sun Tao-tsun         Pacific Electric Wire & Cable Co., Ltd.              President of Pacific Electric   Taiwan, ROC
                     4th Floor, 285 Chung Hsiao East Road, Section 4,
                     Taipei, Taiwan, Republic of China
------------------   ------------------------------------------------     -----------------------------   --------------------
Lee Pon-yean         Pacific Electric Wire & Cable Co., Ltd.              Vice President of Pacific       Taiwan, ROC
                     4th Floor, 285 Chung Hsiao East Road, Section 4,     Electric
                     Taipei, Taiwan, Republic of China
------------------   ------------------------------------------------     -----------------------------   --------------------
Tung Ching-yun       c/o Pacific USA Holdings Corp.                       Vice President of Pacific       Taiwan, ROC
                     2740 N. Dallas Parkway, Suite 200                    Electric
                     Plano, Texas 75093
------------------   ------------------------------------------------     -----------------------------   --------------------
Hu Hung-chiu         c/o Pacific Electric Wire & Cable Co., Ltd.          Vice-Chairman of the            Taiwan, ROC
                     4th Floor, 285 Chung Hsiao East Road, Section 4,     Board of Pacific Resources
                     Taipei, Taiwan, Republic of China                    Corporation
------------------   ------------------------------------------------     -----------------------------   --------------------
Larry D. Horner      c/o Pacific USA Holdings Corp.                       Chairman of the Board of        United States
                     2740 N. Dallas Parkway, Suite 200                    Pacific
                     Plano, Texas 75093
------------------   ------------------------------------------------     -----------------------------   --------------------
Bill C. Bradley      c/o Pacific USA Holdings Corp.                       Chief Executive Officer of      United States
                     2740 N. Dallas Parkway, Suite 200                    Pacific
                     Plano, Texas 75093
------------------   ------------------------------------------------     -----------------------------   --------------------

                                        Board of Directors of Pacific Electric

------------------   ------------------------------------------------     -----------------------------   --------------------
Tung Yu-jeh          c/o Pacific USA Holdings Corp.                       Chairman of the Board of        Taiwan, ROC
                     2740 N. Dallas Parkway, Suite 200                    Pacific Electric
                     Plano, Texas 75093
-----------------    ------------------------------------------------     -----------------------------   --------------------
Lee Yu-tien          Pacific Electric Wire & Cable Co., Ltd.              Vice-Chairman of Pacific        Taiwan, ROC
                     4th Floor, 285 Chung Hsiao East Road, Section 4,     Electric
                     Taipei, Taiwan, Republic of China
-----------------    ------------------------------------------------     -----------------------------   --------------------

------------------   ------------------------------------------------     -----------------------------   --------------------
Sun Chen Shu-chuan   Pacific Electric Wire & Cable Co., Ltd.              Executive Director of           Taiwan, ROC
                     4th Floor, 285 Chung Hsiao East Road, Section 4,     Pacific Electric
                     Taipei, Taiwan, Republic of China
------------------   ------------------------------------------------     -----------------------------   --------------------
Cheng I-chou         Pacific Electric Wire & Cable Co., Ltd.              Executive Director of           Taiwan, ROC
                     4th Floor, 285 Chung Hsiao East Road, Section 4,     Pacific Electric
                     Taipei, Taiwan, Republic of China
------------------   ------------------------------------------------     -----------------------------   --------------------
Chiao Ting-piao      Pacific Electric Wire & Cable Co., Ltd.              Executive Director of           Taiwan, ROC
                     4th Floor, 285 Chung Hsiao East Road, Section 4,     Pacific Electric
                     Taipei, Taiwan, Republic of China
------------------   ------------------------------------------------     -----------------------------   --------------------
Sun Tao-tsun         Pacific Electric Wire & Cable Co., Ltd.              Executive Director and          Taiwan, ROC
                     4th Floor, 285 Chung Hsiao East Road, Section 4,     President of Pacific Electric
                     Taipei, Taiwan, Republic of China
------------------   ------------------------------------------------     -----------------------------   --------------------
Lee Chao-chun        Pacific Electric Wire & Cable Co., Ltd.              Director of Pacific             Taiwan, ROC
                     4th Floor, 285 Chung Hsiao East Road, Section 4,     Electric
                     Taipei, Taiwan, Republic of China
------------------   ------------------------------------------------     -----------------------------   --------------------
Lee Pon-yean         Pacific Electric Wire & Cable Co., Ltd.              Director and Vice President     Taiwan, ROC
                     4th Floor, 285 Chung Hsiao East Road, Section 4,     of Pacific Electric
                     Taipei, Taiwan, Republic of China
------------------   ------------------------------------------------     -----------------------------   --------------------
Liu Wei-kang         Pacific Electric Wire & Cable Co., Ltd.              Director of Pacific Electric    Taiwan, ROC
                     4th Floor, 285 Chung Hsiao East Road, Section 4,
                     Taipei, Taiwan, Republic of China
------------------   ------------------------------------------------     -----------------------------   --------------------
Tung Ching-yun       c/o Pacific USA Holdings Corp.                       Executive and Vice              Taiwan, ROC
                     2740 N. Dallas Parkway, Suite 200                    President of Pacific Electric
                     Plano, Texas 75093
------------------   ------------------------------------------------     -----------------------------   --------------------
Lee Ta-jen           Pacific Electric Wire & Cable Co., Ltd.              Director of Pacific Electric    Taiwan, ROC
                     4th Floor, 285 Chung Hsiao East Road, Section 4,
                     Taipei, Taiwan, Republic of China
------------------   ------------------------------------------------     -----------------------------   --------------------
Chiao Yu-chi         Pacific Electric Wire & Cable Co., Ltd.              Director of Pacific Electric    Taiwan, ROC
                     4th Floor, 285 Chung Hsiao East Road, Section 4,
                     Taipei, Taiwan, Republic of China
------------------   ------------------------------------------------     -----------------------------   --------------------
Sun Tao-chi          Pacific Electric Wire & Cable Co., Ltd.              Director of Pacific Electric    Taiwan, ROC
                     4th Floor, 285 Chung Hsiao East Road, Section 4,
                     Taipei, Taiwan, Republic of China
------------------   ------------------------------------------------     -----------------------------   --------------------
Lee Ta-cheng         Pacific Electric Wire & Cable Co., Ltd.              Director and Vice President     Taiwan, ROC
                     4th Floor, 285 Chung Hsiao East Road, Section 4,     of Pacific Electric
                     Taipei, Taiwan, Republic of China
------------------   ------------------------------------------------     -----------------------------   --------------------
Cheng Chao-chun      Pacific Electric Wire & Cable Co., Ltd.              Director and Vice President     Taiwan, ROC
                     4th Floor, 285 Chung Hsiao East Road, Section 4,     of Pacific Electric
                     Taipei, Taiwan, Republic of China
------------------   ------------------------------------------------     -----------------------------   --------------------
Sun Tao-heng         Pacific Electric Wire & Cable Co., Ltd.              Director and Vice President     Taiwan, ROC
                     4th Floor, 285 Chung Hsiao East Road, Section 4,     of Pacific Electric
                     Taipei, Taiwan, Republic of China
------------------   ------------------------------------------------     -----------------------------   --------------------
Yuan Pei-yu          Pacific Electric Wire & Cable Co., Ltd.              Executive Director and          Taiwan, ROC
                     4th Floor, 285 Chung Hsiao East Road, Section 4,     Vice President of Pacific
                     Taipei, Taiwan, Republic of China                    Electric
------------------   ------------------------------------------------     -----------------------------   --------------------
Satoshi Otohata      c/o Pacific Electric Wire & Cable Co., Ltd.          Director of Pacific Electric    Japan
                     4th Floor, 285 Chung Hsiao East Road, Section 4,
                     Taipei, Taiwan, Republic of China
------------------   ------------------------------------------------     -----------------------------   --------------------

------------------   ------------------------------------------------     -----------------------------   --------------------
Kuo Chih-wei         United Electronics Industry Co., Ltd.                Director of Pacific Electric    Taiwan, ROC
                     4th Floor, 285 Chung Hsiao East Road, Section 4,
                     Taipei, Taiwan, Republic of China
------------------   ------------------------------------------------     -----------------------------   --------------------
Chang Min-chiang     c/o Pacific Electric Wire & Cable Co., Ltd.          Director of Pacific Electric    Taiwan, ROC
                     4th Floor, 285 Chung Hsiao East Road, Section 4,
                     Taipei, Taiwan, Republic of China
------------------   ------------------------------------------------     -----------------------------   --------------------
Tony Yuan            c/o Pacific Electric Wire & Cable Co., Ltd.          Director of Pacific Electric    Taiwan, ROC
                     4th Floor, 285 Chung Hsiao East Road, Section 4,
                     Taipei, Taiwan, Republic of China
------------------   ------------------------------------------------     -----------------------------   --------------------
Tung Hsiu-chun       c/o Pacific Electric Wire & Cable Co., Ltd.          Director of Pacific Electric    Taiwan, ROC
                     4th Floor, 285 Chung Hsiao East Road, Section 4,
                     Taipei, Taiwan, Republic of China
------------------   ------------------------------------------------     -----------------------------   --------------------
Tung Wang Wen-       c/o Pacific Electric Wire & Cable Co., Ltd.          Director of Pacific Electric    Taiwan, ROC
chuan                4th Floor, 285 Chung Hsiao East Road, Section 4,
                     Taipei, Taiwan, Republic of China
------------------   ------------------------------------------------     -----------------------------   --------------------

                                             Executive Officers of Pacific

------------------   ------------------------------------------------     -----------------------------   --------------------
Larry D. Horner      c/o Pacific USA Holdings Corp.                       Chairman of the Board of        United States
                     2740 N. Dallas Parkway, Suite 200                    Pacific
                     Plano, Texas 75093
------------------   ------------------------------------------------     -----------------------------   --------------------
Sun Tao-tsun         c/o Pacific Electric Wire & Cable Co., Ltd.          President of Pacific            Taiwan, ROC
                     4th Floor, 285 Chung Hsiao East Road, Section 4,
                     Taipei, Taiwan, Republic of China
------------------   ------------------------------------------------     -----------------------------   --------------------
Bill C. Bradley      c/o Pacific USA Holdings Corp.                       Chief Executive Officer of      United States
                     2740 N. Dallas Parkway, Suite 200                    Pacific
                     Plano, Texas 75093
------------------   ------------------------------------------------     -----------------------------   --------------------
Michael K. McCraw    c/o Pacific USA Holdings Corp.                       Chief Financial Officer of      United States
                     2740 N. Dallas Parkway, Suite 200                    Pacific
                     Plano, Texas 75093
------------------   ------------------------------------------------     -----------------------------   --------------------
Cathryn L. Porter    c/o Pacific USA Holdings Corp.                       General Counsel and             United States
                     2740 N. Dallas Parkway, Suite 200                    Secretary of Pacific
                     Plano, Texas 75093
------------------   ------------------------------------------------     -----------------------------   --------------------
Kristie A. Lipes     c/o Pacific USA Holdings Corp.                       Chief Administrative            United States
                     2740 N. Dallas Parkway, Suite 200                    Officer of Pacific
                     Plano, Texas 75093
------------------   ------------------------------------------------     -----------------------------   --------------------
Joseph A. Cutrona    c/o Pacific USA Holdings Corp.                       Executive Vice President of     United States
                     2740 N. Dallas Parkway, Suite 200                    Pacific
                     Plano, Texas 75093
------------------   ------------------------------------------------     -----------------------------   --------------------
John Archer          c/o Pacific USA Holdings Corp.                       Chief Accounting Officer        United States
                     2740 N. Dallas Parkway, Suite 200                    and Treasurer of Pacific
                     Plano, Texas 75093
------------------   ------------------------------------------------     -----------------------------   --------------------
Tung Ching-yun       c/o Pacific USA Holdings Corp.                       Vice President of Pacific       United States
                     2740 N. Dallas Parkway, Suite 200
                     Plano, Texas 75093
------------------   ------------------------------------------------     -----------------------------   --------------------

------------------   ------------------------------------------------     -----------------------------   --------------------
Herman Lehmann       c/o Pacific USA Holdings Corp.                       Controller of Pacific           United States
                     2740 N. Dallas Parkway, Suite 200
                     Plano, Texas 75093
------------------   ------------------------------------------------     -----------------------------   --------------------
John Sloan           c/o Pacific USA Holdings Corp.                       Executive Vice President of     United States
                     2740 N. Dallas Parkway, Suite 200                    Pacific
                     Plano, Texas 75093
------------------   ------------------------------------------------     -----------------------------   --------------------

                                              Executive Officers of PUSA

------------------   ------------------------------------------------     -----------------------------   --------------------
Larry D. Horner      c/o Pacific USA Holdings Corp.                       Chief Executive Officer,        United States
                     2740 N. Dallas Parkway, Suite 200                    President and Chairman of
                     Plano, Texas 75093                                   the Board of PUSA
------------------   ------------------------------------------------     -----------------------------   --------------------
Michael K. McCraw    c/o Pacific USA Holdings Corp.                       Treasurer of PUSA               United States
                     2740 N. Dallas Parkway, Suite 200
                     Plano, Texas 75093
------------------   ------------------------------------------------     -----------------------------   --------------------

                                        Executive Officers of Pacific Electric

------------------   ------------------------------------------------     -----------------------------   --------------------
Tung Yu-jeh          c/o Pacific Electric Wire & Cable Co., Ltd.          Chairman of the Board of        Taiwan, ROC
                     4th Floor, 285 Chung Hsiao East Road, Section 4,     Pacific Electric
                     Taipei, Taiwan, Republic of China
------------------   ------------------------------------------------     -----------------------------   --------------------
Sun Tao-tsun         c/o Pacific Electric Wire & Cable Co., Ltd.          President of Pacific Electric   Taiwan, ROC
                     4th Floor, 285 Chung Hsiao East Road, Section 4,
                     Taipei, Taiwan, Republic of China
------------------   ------------------------------------------------     -----------------------------   --------------------
Sun Tao-heng         c/o Pacific Electric Wire & Cable Co., Ltd.          Vice President of Pacific       Taiwan, ROC
                     4th Floor, 285 Chung Hsiao East Road, Section 4,     Electric
                     Taipei, Taiwan, Republic of China
------------------   ------------------------------------------------     -----------------------------   --------------------
Lee Pon-yean         c/o Pacific Electric Wire & Cable Co., Ltd.          Vice President of Pacific       Taiwan, ROC
                     4th Floor, 285 Chung Hsiao East Road, Section 4,     Electric
                     Taipei, Taiwan, Republic of China
------------------   ------------------------------------------------     -----------------------------   --------------------
Lee Ta-cheng         c/o Pacific Electric Wire & Cable Co., Ltd.          Vice President of Pacific       Taiwan, ROC
                     4th Floor, 285 Chung Hsiao East Road, Section 4,     Electric
                     Taipei, Taiwan, Republic of China
------------------   ------------------------------------------------     -----------------------------   --------------------
Cheng Chao-chun      c/o Pacific Electric Wire & Cable Co., Ltd.          Vice President of Pacific       Taiwan, ROC
                     4th Floor, 285 Chung Hsiao East Road, Section 4,     Electric
                     Taipei, Taiwan, Republic of China
------------------   ------------------------------------------------     -----------------------------   --------------------
Tung Ching-yun       c/o Pacific USA Holdings Corp.                       Vice President of Pacific       Taiwan, ROC
                     2740 N. Dallas Parkway, Suite 200                    Electric
                     Plano, Texas 75093
------------------   ------------------------------------------------     -----------------------------   --------------------

(d) Neither Reporting Person nor, to the knowledge of Reporting Person, any of its executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e) Neither Reporting Person nor, to the knowledge of Reporting Person, any of its executive officers or directors has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years as a result of which any such person was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship: PUSA is a Nevada corporation. Pacific is a Texas corporation. Pacific Electric is a Taiwanese corporation.

     ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     PUSA received 8,191,983 shares of Common Stock in exchange for its shares of common stock of Laidlaw Holdings, Inc. ("Laidlaw Holdings"), which was acquired by the Issuer pursuant to the Plan and Agreement of Reorganization described and defined in Item 4.

     PUSA received an additional 200,000 shares of Common Stock and HK$ 4 million in exchange for all the assets of its subsidiary Laidlaw Pacific (Asia) Ltd. ("Laidlaw Pacific") pursuant to the Amended Exchange Agreement described and defined in Item 4.

     ITEM 4. PURPOSE OF TRANSACTION.

     (a) - (j) The purpose of the issuance of the Common Stock was to facilitate the transactions contemplated by the Reorganization Agreement and the Amended Exchange Agreement, as described below:

     On June 8, 1999, the Issuer, formerly known as Fi-Tek V, Inc. acquired approximately 99% of the issued and outstanding shares of Laidlaw Holdings pursuant to a Plan and Agreement of Reorganization among Laidlaw Holdings, Fi-Tek V, Inc., Westminster Securities Corporation ("Westminster") and the principal stockholders of such companies, dated May 27, 1999 (the "Reorganization Agreement"). The transactions contemplated by the Reorganization Agreement were intended to be a reorganization of the corporate parties under either or both of Sections 351 and 368(a)(1)(B) of the Internal Revenue Code of 1986, as amended. As a result of such transactions, on June 8, 1999, the Issuer issued 13,109,137 shares of its common stock to stockholders of Laidlaw Holdings. The Issuer caused a 1-for-32.4778 reverse split of its common stock and thereby reduced its issued and outstanding shares of common stock to 1,500,000 shares. Simultaneous with closing, the Issuer changed its name from Fi-Tek V, Inc. to Laidlaw Global Corporation. As a condition of closing, the officers and directors of Laidlaw Holdings, including certain executive officers of PUSA, were elected to the Board of Directors of the Issuer.

     Also pursuant to the Reorganization Agreement, on July 1, 1999, the Issuer acquired substantially all of the issued and outstanding common stock of Westminster for 4,500,000 shares of common stock. Westminster is a professional investment services corporation which is a member of the New York Stock Exchange. Additionally, the Issuer assumed the obligations of options granted to certain employees of Westminster and therefore granted options to purchase 90,000 shares of its common stock at a price per share of $0.83. As a condition of closing, Westminster agreed to have capital, as defined under Rule 15c3-1 of the Exchange Act, of at least $600,000 at closing. Such capital was provided in the form of subordinated loans advanced by three stockholders of Westminster who retained nominal shareholdings in Westminster for purposes of making such loans in compliance with applicable SEC and NYSE rules. As a condition of closing, the President and Director of Westminster was elected to the Board of Directors of the Issuer.

     On May 20, 1999, the Issuer entered into an agreement with Pacific to acquire its subsidiary Laidlaw Pacific, a Hong Kong based investment advisor. On March 29, 2000, the Issuer, PUSA and its wholly owned subsidiary Laidlaw Pacific Financial Services Ltd. completed an amended and restated agreement to acquire Laidlaw Pacific (the "Amended Exchange Agreement"). The purchase price was 200,000 shares of common stock of the Issuer and HK$ 4 million. Additionally, Laidlaw Pacific agreed to pay a dividend to Laidlaw Pacific Financial Services Ltd. equal to HK$ 3 million. Further it consented to the Issuer receiving a dividend equal to HK$ 4 million, should it elect to withdraw such funds from Laidlaw Pacific. PUSA represented to the Issuer that, at the time of closing, and prior to any dividend distribution, Laidlaw Pacific would have cash in the amount of HK$ 11 million, all licenses to engage in the investment banking business in Hong Kong, and no liabilities. Laidlaw Pacific is a registered Dealer and Investment Advisor with the Hong Kong Securities and Futures Commission. Its principal activities are corporate financial advisory services.

     Pursuant to the Reorganization Agreement and the Amended Exchange Agreement, PUSA received 8,191,383 shares of Common Stock and 200,000 shares of Common Stock, respectively. The purpose in acquiring such shares was for investment. PUSA intends to continue to evaluate the Issuer and its business prospects and to take such actions as it deems necessary and appropriate to maximize the economic value of its investment in securities of the Issuer, including further acquisitions and/or dispositions of shares of common stock.

     Except as may be set forth in this Schedule 13D, neither Reporting Person nor, to the best of its knowledge, any executive officer or director of Reporting Person, has any plans or proposals which relate to or would result in:
(a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer; (c) a sale or transfer of a material amount of assets of the Issuer; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) change in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

     ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) Reporting Person beneficially owns a total of 8,391,983 shares of Common Stock as a result of the Reorganization Agreement and the Amended Exchange Agreement. This represents 31.13% of the issued and outstanding capital stock of the Issuer, based on 26,960,430 shares of Common Stock issued and outstanding.

(b) Reporting Person has full voting power to vote or direct the vote and shared power to dispose or direct the disposition of 8,391,983 shares of Common Stock.

(c) Except as described herein, neither Reporting Person nor, to the knowledge of Reporting Person, any of its executive officers or directors has effected any transactions in the Common Stock during the past 60 days.

(d)  Not applicable.

(e)  Not applicable.

     ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
             RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
             ISSUER.

     The information set forth, or incorporated by reference, in Item 4 regarding the Reorganization Agreement and the Amended Exchange Agreement is hereby incorporated by reference. Except as may be set forth above, to the best knowledge of Reporting Person, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 and between such persons and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

     ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 10.1: Plan and Agreement of Reorganization, dated May 27, 1999*

     Exhibit 10.2: Exchange Agreement, dated May 20, 1999**

     Exhibit 10.3: Amended Exchange Agreement, dated March 29, 2000**

     Exhibit 99.1 Agreement of Joint Filing

----------------------------------
* Such document is hereby incorporated herein by reference to the Issuer's Current Report on Form 8-K filed June 8, 1999.

** Such document is hereby incorporated herein by reference to the Issuer's Annual Report on Form 10-KSB filed April 17, 2000.

                                   SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each such person certifies that the information set forth in this statement is true, complete and correct.


                                         PUSA INVESTMENT COMPANY


Date:    May 31, 2000                    By: /s/ Larry D. Horner
                                            ----------------------------
                                         Name: Larry D. Horner
                                         Title: Chief Executive Officer



                                         PACIFIC USA HOLDINGS CORP.


Date:    May 31, 2000                    By: /s/ Bill C. Bradley
                                            ----------------------------
                                         Name: Bill C. Bradley
                                         Title: Chief Executive Officer



                                         PACIFIC ELECTRIC WIRE & CABLE CO., LTD.


Date:    May 31, 2000                    By: /s/ Tung Ching-yun
                                            ----------------------------
                                         Name: Tung Ching-yun
                                         Title: Vice President